Exhibit 99.1

Aurora Cannabis Announces Appointment of Two New Independent Directors

Friedmann and Detlefsen Bring Significant Experience in Consumer Products and Marketing

NYSE | TSX : ACB

EDMONTON, Feb. 6, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, today appointed two new independent directors, Lance Friedmann and Michael Detlefsen (together the "New Directors"). The New Directors term begins immediately.

Executive Chairman and Interim CEO Michael Singer stated, "We are pleased to welcome Lance Friedmann and Michael Detlefsen as independent members to the board at this critical time in our transformation. We expect to see cannabinoids grow as a category in consumer products and believe their depth of experience and strong track records of successful brand development and operational business transformation will provide helpful insights to our executive team. With the addition of Messrs. Friedmann and Detlefsen, Aurora has expanded its Board to seven independent directors."

About Lance Friedmann

Over Mr. Friedmann's 25 year experience with Kraft Foods and Mondelēz International, Inc. he held a number of roles of progressing scope and responsibility focused on marketing, strategy, and customer insights across the U.S., Latin America, and Asia. His experience includes senior management of Kraft Foods' marketing-related and corporate marketing programs, for Canada, Mexico and Puerto Rico, and Health & Wellness. Notably, he played a critical role in the launch of the "Sensible Solutions" product line, and subsequently led Mondelez's $12 billion global biscuits category, including Oreo, the world's #1 biscuit brand.

About Michael Detlefsen

Mr. Detlefsen is currently the Managing Director of Pomegranate Capital Advisors, an active investor advisory firm with holdings in the branded consumer and B2B food sectors, agribusiness and financial services. He brings over 30 years as a senior executive and investor in the global consumer products, agri-food, logistics and transportation, and telecom sectors. He has a strong track record of developing and executing strategies to accelerate growth, transform operations, improve capital allocation and substantially enhance corporate performance. Mr. Detlefsen currently serves on the boards of SunOpta (NASDAQ: STKL) and Phoenix Canada Oil Company (TSX:PCO), and is the Executive Chair of Elevation Brands, a privately-held consumer products company focused on gluten-free and allergen-friendly foods. He is also a Governor of the Royal Ontario Museum, Canada's largest museum of natural history and world cultures. Mr. Detlefsen previously served on the boards of State Street and Multi-Marques in Canada and CWC Communications PLC in the UK.

CEO Retirement and Succession & Business Transformation Plan

Aurora also announced today in a separate announcement a CEO Retirement and Succession & Business Transformation Plan to better align fixed costs and capital expenditures with current market conditions. These combined changes will significantly accelerate Aurora's path to cash flow break even while still maintaining the Company's ability to capitalize on the long-term, global cannabinoids market opportunity. Aurora will host a conference call today at 5:00 p.m. Eastern Time to discuss these business updates.

CEO Succession & Business Transformation Plan Conference Call

DATE: Today, Thursday, February 6, 2020

TIME: 5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time

WEBCAST: http://public.viavid.com/index.php?id=138052

REPLAY: (844)-512-2921 or (412)-317-6671

PIN NUMBER: 13698974

Available until 11:59 p.m. Eastern Time Thursday, February 20, 2020

About Aurora

Headquartered in Edmonton, Alberta, Canada with sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 10, 2019 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:39e 06-FEB-20